LONCOR RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

            This management information circular (the "Circular"), which is dated April 20, 2018, is furnished in connection with the solicitation of proxies by the management of LONCOR RESOURCES INC. (the "Corporation" or "Loncor") for use at the special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

ABOUT THE MEETING

            At the Meeting, in accordance with the requirements of the Toronto Stock Exchange (“TSX”) Company Manual, the Corporation will seek “Disinterested Shareholder” (as such term is defined below) approval to approve (a) the issuance of up to 27,700,000 common shares of the Corporation (“Common Shares”), with 26,000,000 Common Shares being issued to Resolute Mining Limited (“Resolute”) (a public company listed on the Australian Securities Exchange), at a price of Cdn$0.10 per Common Share (the “Offering”), (b) the sale of 25,000,000 outstanding Common Shares by Arnold Kondrat (who is Chief Executive Officer, President and a director of the Corporation) to Resolute in exchange for the issuance by Resolute to Mr. Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (the “Resolute Shares”), using an issue price of the five day volume weighted average trading price of Resolute Shares on the Australian Securities Exchange (“VWAP”) immediately prior to the date of completion of the transaction (capped at a maximum of 3,000,000 Resolute Shares) (the “Share Exchange”); and (c) the issuance of 1,000,000 Common Shares in connection with the “Acquisitions” (as defined below). Further details of the Offering, Share Exchange and Acquisitions can be found below at “Particulars of the Matters to be Acted Upon – Approval of Transactions”.

            The Corporation believes that approval of the Offering, Share Exchange and share issuance in connection with the Acquisitions is in the Corporation’s best interests and recommends that shareholders vote FOR the “Transaction Resolution” (as defined below). In order for the resolution to pass, the resolution must be approved by a majority of the votes cast by the holders of Common Shares in person or represented by proxy at the Meeting excluding the 74,300,818 Common Shares held by Mr. Kondrat (“Disinterested Shareholders”).

FORWARD LOOKING INFORMATION

            Certain information contained in this Circular may include “forward-looking information”. Without limiting the foregoing, forward-looking information may include statements regarding projects, costs, objectives, deployment of funds and future returns of the Company or hypotheses underlying these items. In this Circular, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. All information in this Circular, other than information of historical facts, including, without limitation, regarding the completion of the transactions, the expected sale of Common Shares in the Offering, the expected use of proceeds, the holding of the Meeting, the receipt of TSX approval, completion of any conditions precedent, the conduct of drilling or other field work, and any potential benefit that could accrue to the Corporation as a result of Resolute’s expertise and resources, is forward-looking information that involve various risks and uncertainties. Although the Corporation believes that the expectations expressed in such forward-looking information are based on reasonable assumptions, such expectations are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking information. Forward-looking information is based on a number of material factors and assumptions, and is subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Corporation’s control. Mineral exploration and any development of mines is an inherently risky business. Accordingly, actual events may differ materially from those projected in the forward-looking information. These risks, uncertainties and assumptions include, but are not limited to, those described in the Corporation’s most recently filed annual report on Form 20-F and other continuous disclosure filings, which are available under the Corporation’s profile at www.sedar.com.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

            Each of the persons named in the enclosed form of proxy is an officer of the Corporation.

            A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TSX TRUST COMPANY, SUITE 300, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 18TH DAY OF MAY, 2018, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

            A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

            A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

            The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

            The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

            Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

            In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's voting instruction form (the "Corporation's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

            If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's VIF and return it to TSX Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's VIF (and striking out the names of the persons designated in such form) and return the Corporation's VIF to TSX Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

            Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

            The Corporation is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders. The Corporation has elected to pay for the delivery of the Meeting materials to objecting non-registered shareholders by intermediaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

            The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of the date of this Circular, an aggregate of 158,689,732 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

            All shareholders of record at the close of business on April 9, 2018 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

            As of the date of this Circular, the only person or company who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares of the Corporation is as follows:

	Number of	Total of
Name	Common Shares	Common Shares

Arnold T. Kondrat (1)	74,300,818	46.82%

_____________________________
(1)        Mr. Kondrat is Chief Executive Officer, President and a director of the Corporation.

CURRENCY

            References in this Circular to "US$" are to United States dollars and references in this Circular to "Cdn$" are to Canadian dollars.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of the Transactions

Background

            On April 3, 2018, the Corporation announced that it had entered into a binding term sheet (the “Term Sheet”) with Resolute pursuant to which the Corporation agreed to issue 26,000,000 Common Shares to Resolute at a price of Cdn$0.10 per share by way of a non-brokered private placement for total gross proceeds of Cdn$2,600,000. The proceeds of the Offering will be used by the Corporation to fund the exploration and development of gold exploration properties of the Corporation in the Democratic Republic of the Congo and for general corporate purposes. In connection with the Offering, (a) Resolute will have the right to nominate one director to the board of directors of the Corporation (the “Board”), and (b) Loncor has agreed to grant to Resolute a pre-emptive right to maintain its pro rata share interest in Loncor following the completion by Loncor of any proposed equity offering. The Corporation also announced on April 3, 2018 that it intends to complete a further non-brokered private placement of 1,700,000 Common Shares at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000, whereby Arnold Kondrat (“Kondrat”) will subscribe for 700,000 of these Common Shares. Kondrat is Chief Executive Officer, President and director of the Corporation, and currently holds 74,300,818 (or 46.82%) of the outstanding Common Shares.

            Pursuant to the Term Sheet, Kondrat has agreed to sell 25,000,000 Common Shares to Resolute in exchange for the issuance by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute Shares, using an issue price of the 5-day VWAP immediately prior to the date of completion of the Share Exchange, capped at a maximum of 3,000,000 Resolute Shares. For the purposes of converting the deemed issue price in Australian dollars (“AUD”) to Canadian dollars (“CAD”), the applicable exchange rate will be the average of the buy sell rates for CAD in AUD as quoted in the Australian Financial Review over the 30 day period immediately prior to the date of completion of the Share Exchange, or if those rates are not quoted the corresponding average buy and sell rates for CAD as acquired by any two major Australian trading banks selected by Resolute.

            The Term Sheet expires on June 30, 2018 and will release each party from any obligations thereunder if the Offering and Share Exchange are not completed by such time. Further, upon closing of the Offering and Share Exchange, the parties have agreed to pay an advisory fee of Cdn$138,500 to Arlington Group Asset Management Limited of London, United Kingdom.

            Under the Offering, the Corporation will issue a total of 26,000,000 Common Shares to Resolute, which shares represent approximately 16.38% of the currently outstanding Common Shares. Under the Share Exchange, Kondrat will sell 25,000,000 Common Shares to Resolute, which shares represent approximately 15.75% of the currently outstanding Common Shares. Collectively following the completion of the Offering and Share Exchange, Resolute will hold 51,000,000 Common Shares, representing approximately 27.22% of the outstanding Common Shares assuming all of the additional 1,700,000 Common Shares are subscribed for as noted above and 1,000,000 Common Shares are issued in connection with the “Acquisitions” (as defined below).

            Pursuant to the rules of the TSX, the completion of the Offering and Share Exchange are subject to Disinterested Shareholder approval, whereby no shares held by Kondrat are eligible to be voted on the resolution to approve issuance of the Common Shares pursuant to the Offering and the sale of Common Shares pursuant to the Share Exchange.

Further, pursuant to the Term Sheet:

•

Resolute and Kondrat have agreed to enter into a voluntary escrow agreement (the “Escrow Agreement”) that provides for (a) the voluntary escrow of Kondrat’s Common Shares and Resolute’s Common Shares acquired pursuant to the Offering and Share Exchange for a period of 12 months from closing of the Offering and Share Exchange (the “Escrow Period”), and (ii) the right of first refusal on Common Shares owned by Resolute or Kondrat in favour of the other party following expiry of the Escrow Period; and

•

the Corporation will, through Loncor Resources Congo SARL, the Corporation’s Congolese subsidiary, (i) purchase all of the outstanding shares of Devon Resources SARL (“Devon”) in exchange for US$75,000 in cash, the repayment of a loan outstanding in favour of Devon in the amount of US$190,000 and the issuance of 1,000,000 Common Shares to the Devon shareholder, and (ii) purchase all of the outstanding shares of Navarro Resources SARL (“Navarro”) in exchange for the settlement of a US$300,000 loan in favour of the Corporation.

            The Corporation currently holds 12 exploration permits totaling approximately 960 square kilometres of ground in the Ngayu gold belt in the eastern Democratic Republic of the Congo. Devon holds 8 exploration permits and Navarro holds 6 exploration permits, totaling approximately 736 square kilometres adjacent to and near the Corporation’s ground in the Ngayu gold belt. Devon’s properties are part of a joint venture agreement with Randgold Resources (DRC) Limited, with the terms of the joint venture being similar to the terms of Loncor’s joint venture with Randgold Resources (DRC) Limited.

            Following completion of the acquisitions of Devon and Navarro (the “Acquisitions”), the Corporation would control approximately 1,696 square kilometres of ground in the Ngayu gold belt. These strategic acquisitions will add significant value to Corporation’s holdings in the area. The Acquisitions are conditions precedent for the Offering and Share Exchange.

Completion of the transactions noted above are conditional on the following:

•	the Corporation obtaining the necessary shareholder approvals as is provided for in this Circular;

•	the Corporation obtaining the approval by the TSX of Resolute as an ‘insider’ for the purposes of the rules of the TSX;

•	Resolute obtaining all necessary shareholder and regulatory approvals on terms acceptable to the Corporation as are required to give effect to the transactions;

•	completion of the Acquisitions;

•	Resolute completing its due diligence review in relation to Loncor, Devon and Navarro to its sole satisfaction;

•	execution of the definitive agreements in respect of the transactions; and

•

there being no material adverse change in the business of the Corporation, or any breach of any of the warranties in the definitive agreements relating to the above noted transactions between the date of signing the definitive agreements and the completion of the transactions related thereto.

            The total dilution to the shareholders that results from the issuance of the 28,700,000 Common Shares as set out above, represents 18.09% of the currently outstanding Common Shares.

About Resolute Mining

            Resolute is an experienced explorer, developer, and operator having operated nine gold mines across Australia and Africa which have produced in excess of 8 million ounces of gold. Resolute currently operates two mines, the Syama Gold Mine in Africa and the Ravenswood Gold Mine in Australia, and is one of the largest gold producers listed on the Australian Securities Exchange. Resolute’s flagship property, the Syama Gold Mine in Mali, is a long-life asset benefitting from fully operational parallel sulphide and oxide processing plants. The move to underground mining will continue the asset’s history of strong cash generation and extend the mine life to beyond 2028. Resolute produced over 300,000 ounces of gold in 2017.

            Pursuant to the terms of the Term Sheet, Resolute has agreed to collaborate with Loncor in an effort to identify and develop ore bodies in the Democratic Republic of the Congo and to maximize shareholder value for Loncor.

TSX Policies

Section 604(a)(i) of the TSX Company Manual

            Pursuant to Section 604(a)(i) of the TSX Company Manual, the TSX will generally require shareholder approval as a condition of acceptance of a private placement if in the opinion of the TSX the transaction materially affects control of the listed issuer. Pursuant to the policies of the TSX, "materially affect control" means the ability of any shareholder or combination of shareholders acting together to influence the outcome of a vote of shareholders, including the ability to block significant transactions. A transaction that results, or could result, in a new holding of more than 20% of the voting securities by one shareholder or combination of shareholders acting together will be considered to materially affect control, unless the circumstances indicate otherwise.

            Upon completion of the Offering and Share Exchange and assuming no other issuances of Common Shares, Resolute will acquire a sufficient number of Common Shares to materially affect control of the Corporation. Currently Resolute does not hold any Common Shares, however, following closing of the Offering and Share Exchange, Resolute will hold 27.22% of the outstanding Common Shares. Further, following closing of the Offering and Share Exchange, Kondrat will hold (a) 50,000,818 Common Shares representing 26.68% of the outstanding Common Shares, and (b) a maximum of 3,000,000 of the outstanding Resolute Shares, which represents a maximum of 0.41% of the currently outstanding Resolute Shares.

            As a result, the policies of the TSX require the Corporation to obtain shareholder approval pursuant to Section 604(a)(i) of the TSX Company Manual with respect to the Common Shares to be issued. Accordingly, the Corporation is seeking to obtain shareholder approval of the Offering and issuance of the Common Shares pursuant to the Acquisition of Devon.

Section 501(c) of the TSX Company Manual

            Section 501(c) of the TSX Company Manual requires TSX acceptance under Part V of the TSX Company Manual for transactions that involve insiders or other related parties of non-exempt issuers which (i) do not involve an issuance or potential issuance of listed securities, or (ii) which are initiated or undertaken by the non-exempt issuer and materially affect control. Kondrat is an “insider” of the Corporation for the purposes of the TSX Company Manual by virtue of him having beneficial ownership of, and control or direction over, directly or indirectly, securities of the Corporation carrying more than 10% of the voting rights attached to the outstanding Common Shares (Kondrat is also an “insider” of the Corporation for the purposes of the TSX Company Manual by virtue of him being Chief Executive Officer, President and director of the Corporation). In addition, Section 501(c) of the TSX Company Manual requires that if the value of the consideration to be received by the insider or other related party exceeds 10% of the market capitalization of the issuer, the TSX will require that the transaction be approved by the issuer's security holders, other than the insider or other related party. Accordingly, the Corporation is seeking to obtain shareholder approval of the Share Exchange.

Multilateral Instrument 61-101

            The Share Exchange constitutes a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 requires a formal valuation and minority shareholder approval unless an exemption is available. The Corporation is relying on the exemption from the requirement to obtain a formal valuation for the Share Exchange set forth in Section 5.5(a) of MI 61-101 and on the exemption from the requirement to obtain minority shareholder approval for the Share Exchange set forth in Section 5.7(a) of MI 61-101. These exemptions are available as the fair market value of the consideration for the Share Exchange, in so far as it involves interested parties, does not exceed 25% of the Corporation’s market capitalization.

Shareholder Approval

            Pursuant to the requirements of the TSX, the Corporation is required to obtain approval of the Disinterested Shareholders of the Corporation with respect to the “Transaction Resolution” (as defined below). This means that in order for the Transaction Resolution to be effected, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by the Disinterested Shareholders present in person or by proxy at the Meeting. Therefore, as of the date hereof, any vote in respect of the Transaction Resolution is to exclude the votes attached to the Common Shares beneficially owned or controlled by Kondrat. Other than Kondrat, no insiders of the Corporation have any beneficial interest, direct or indirect, in the Offering or Share Exchange.

            Subject to receipt of disinterested shareholder approval, the TSX has conditionally approved the listing of the Common Shares to be issued or made issuable pursuant to the transactions and final approval will be sought after the Meeting.

Transaction Resolution

            To satisfy the shareholder approval requirements of the TSX, the Transaction Resolution requires the approval of the Disinterested Shareholders of the Corporation by an ordinary resolution. Accordingly, 74,300,818 Common Shares currently held by Kondrat, representing approximately 46.82% of the currently outstanding Common Shares, will be excluded from the vote. Disinterested Shareholders will be asked to approve the following ordinary resolution:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE DISINTERESTED SHAREHOLDERS THAT:

1.

the issuance by way of private placement of up to 27,700,000 common shares of the Corporation (“Common Shares”), with 26,000,000 Common Shares being issued to Resolute Mining Limited (“Resolute”), in accordance with the policies of the Toronto Stock Exchange, as more particularly described in the Corporation’s management information circular dated April 23, 2018 (the “Circular”), is hereby approved;

2.

the Corporation be and is hereby authorized to enter into subscription agreements with the subscribers (including Resolute) for the said Common Shares to evidence receipt and acceptance by the Corporation of the accepted subscriptions for Common Shares, and any one director or officer of the Company be and is hereby authorized to execute and deliver the subscription agreements on behalf of the Corporation, the subscription agreements to be in forms satisfactory to such director or officer, such satisfaction to be evidenced by such director's or officer's execution thereof;

3.

up to 27,700,000 Common Shares to be subscribed for are hereby allotted and reserved for issuance at a price of Cdn$0.10 per Common Share and upon the Corporation receiving the subscription price of the Common Shares pursuant to the subscription agreements for Common Shares, each such Common Share shall be issued as fully paid and non-assessable and any one director or officer of the Corporation is hereby authorized and directed to direct the registrar and transfer agent of the Corporation in such circumstances to countersign, issue and deliver certificates evidencing such Common Shares;

4.

the share exchange transaction between Arnold Kondrat and Resolute resulting in the sale of 25,000,000 Common Shares of the Corporation by Arnold Kondrat to Resolute, in accordance with the policies of the Toronto Stock Exchange, as more particularly described in the Circular, is hereby approved and any one director or officer of the Corporation be and is hereby authorized to execute and deliver the share exchange agreement on behalf of the Corporation, if required, such agreement to be in a form satisfactory to such director or officer, such satisfaction to be evidenced by such director's or officer's execution thereof;

5.

the issuance of 1,000,000 Common Shares pursuant to the proposed acquisition by the Corporation of all of the outstanding shares of Devon Resources SARL, is hereby approved and upon the Corporation receiving the consideration for such Common Shares in accordance with the terms of the proposed Devon Resources SARL share purchase agreement, each such Common Share shall be issued as fully paid and non-assessable and any one director or officer of the Corporation is hereby authorized and directed to direct the registrar and transfer agent of the Corporation in such circumstances to countersign, issue and deliver certificate(s) evidencing such Common Shares;

6.

any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such further agreements, documents and instruments and to perform all such other acts, deeds and things as such director or officer may deem to be necessary or advisable for the purpose of giving full force and effect to the provisions of these resolutions, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination; and

7.

notwithstanding the foregoing approval, the directors of the Corporation be and are hereby authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto without further notice to or approval of the shareholders of the Corporation.

(collectively, the “Transaction Resolution”).

            The Board believes that the Offering, Share Exchange and Acquisitions are in the Corporation’s best interest and unanimously recommends that shareholders vote FOR the Transaction Resolution set out above. In order for the resolution to pass, the resolution must be approved by a majority of the votes cast by Disinterested Shareholders in person or represented by proxy at the Meeting.

            In the absence of instructions to the contrary, the management proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR approving the Transaction Resolution.

Other Business

            As of the date of this Circular, Loncor is not aware of any items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the management proxyholders intend to vote on such items in accordance with the Board’s recommendation.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

            The following table sets forth, as at December 31, 2017, the number of Common Shares to be issued upon the exercise of any outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of any options, warrants and rights outstanding as at Dec. 31, 2017	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2017	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2017 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	2,400,000	Cdn$0.06	5,600,000
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Totals	2,400,000	Cdn$0.06	5,600,000
_____________________________________
(1)	The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Stock Option Plan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

            Except as otherwise set out herein, no director or officer of the Corporation or any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

            Other than as disclosed in this Circular, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2017 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

CHANGE OF AUDITORS

            At the request of the Corporation, effective as of March 13, 2018 BDO Canada LLP (“BDO”) resigned as auditors of the Corporation and, effective upon BDO’s said resignation, UHY McGovern Hurley LLP (“McGovern Hurley”) were appointed as auditors of the Corporation in place of BDO. The resignation of BDO as auditors of the Corporation and the appointment of McGovern Hurley as the successor auditors of the Corporation, were considered and approved by the Board on the recommendation of the audit committee of the Board. The auditors’ reports of BDO on the financial statements of the Corporation for the years ended December 31, 2015 and December 31, 2016 did not express a modified opinion, and there were no “reportable events” (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) prior to BDO’s resignation.

            Attached to this Circular as Schedule "A" is a copy of the "reporting package" relating to the change of auditors (comprising a Notice of Change of Auditors from the Corporation and letters from both BDO and McGovern Hurley confirming their agreement with the statements made in the said Notice), as required by section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations.

ADDITIONAL INFORMATION

            Financial information relating to the Corporation is provided in the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2017 (the "2017 Financial Statements") and the Corporation's management's discussion and analysis relating to such financial statements. Copies of the said documents, any interim consolidated financial statements of the Corporation subsequent to the 2017 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

DIRECTORS' APPROVAL

            The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of April 20, 2018.

            DATED the 20th day of April, 2018.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

SCHEDULE "A"

CHANGE OF AUDITORS "REPORTING PACKAGE"
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NOTICE OF CHANGE OF AUDITORS

TO:	BDO Canada LLP (“BDO”)
UHY McGovern Hurley LLP (“McGovern Hurley”)

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Loncor Resources Inc. (the “Company”) hereby gives notice of the following:

1	at the request of the Company, effective as of March 13, 2018 BDO have resigned as auditors of the Company;

2	effective upon BDO’s said resignation, McGovern Hurley were appointed as auditors of the Company in place of BDO;

3

the resignation of BDO as auditors of the Company and the appointment of McGovern Hurley as the successor auditors of the Company, have been considered and approved by the board of directors of the Company on the recommendation of the audit committee of the board of directors of the Company;

4	the auditors’ reports of BDO on the financial statements of the Company for the years ended December 31, 2015 and December 31, 2016 did not express a modified opinion; and

5	there have been no reportable events (as defined in NI 51-102).

DATED the 20th day of March, 2018.

LONCOR RESOURCES INC.

Per:	(signed) "Donat K. Madilo"
Name: Donat K. Madilo
Title: Chief Financial Officer

BDO

Tel: 416 865 0200
Fax: 416 865 0887
www.bdo.ca

BDO Canada LLP
TD Bank Tower
66 Wellington Street West
Suite 3600, PO Box 131
Toronto ON M5K 1H1 Canada

March 26, 2018

Dear Sirs/Mesdames:

Re: Loncor Resources Inc. (the "Company")

We have read the statements made by the Company in the Change of Auditor Notice dated March 20, 2018, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102, *Continues Disclosure Obligations*. We agree with the statements made in the Change of Auditor Notice.

Throughout the period that BDO Canada LLP ("BDO") was the Company's auditor, there have been no reservations in our reports or any "reportable events" as that term is defined in Section 4.11 of National Instrument 51-102, *Continuous Disclosure Obligations*. The resignation of BDO has not occurred because of any reportable disagreement or unresolved issue involving the Company, or any consultation with the successor auditor UHY McGovern Hurley LLP, Chartered Professional Accountants.

Yours very truly,

(signed) "BDO Canada LLP"

Chartered Professional Accountants, Licensed Public Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

UHY McGovern Hurley LLP
Chartered Professional Accountants

251 Consumers Road, Suite 800
Toronto, Ontario
M2J 4R3
Canada

Tel 416-496-1234
Fax 416-496-0125
Email info@uhymh.com
Web www.uhymh.com

March 24, 2018

Dear Sirs/Mesdames:

Loncor Resources Inc.

We have reviewed the information contained in the Notice of Change of Auditors of Loncor Resources Inc. dated March 20, 2018 (the "Notice"), which is to be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

UHY McGovern Hurley LLP

UHY McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

A member of UHY International, a network of independent accounting and consulting firms